

07000765

TED STATES
EXCHANGE COMMISSION
ɜton, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: January 31, 2007<br>Estimated average burden<br>hours per response . . . 12.00 |

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8 - ~~52524~~ 52424 |

## FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
**Starlight Investments, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1800 West Loop South, Suite 475
(No. and Street)

Houston (City) | Texas (State) | 77251 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Emerson | (713) 225-0385 (Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

**PMB Helin Donovan, LLP**
(Name – *if individual, state last, first, middle name*)

**5918 Courtyard West, Ste. 400** (Address) | **Austin** (City) | **Texas** (State) | **78730** (Zip Code)

PROCESSED
MAR 2 3 2007
THOMSON
FINANCIAL

SEC MAIL PROCESSING
RECEIVED
FEB 1 2 2007
WASH, D.C.
185
SECTION

**CHECK ONE:**
- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Bryan Emerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Starlight Investments, LLC**, as of December 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

NONE

Signature

President
Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report** contains (check all applicable boxes):

- ■ (a) Facing page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ■ (d) Statement of Cash Flows.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ■ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. See Note 6 to financial statements.
- ■ (g) Computation of Net Capital.
- ■ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. See Note 7 to financial statements.
- ■ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3. See Note 7 to financial statements.
- ■ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. See Note 7 to financial statements.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ■ (m) A copy of the SIPC Supplemental Report. See Note 7 to financial statements.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ■ (o) Independent auditor's report on the internal control as required by SEC rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**STARLIGHT INVESTMENTS, LLC**

**Index to Financial Statements and Supplementary Information**

**December 31, 2006**

**PMB Helin Donovan**

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

## INDEPENDENT AUDITORS' REPORT

To the Manager of
Starlight Investments, LLC

We have audited the accompanying statement of financial condition of Starlight Investments, LLC as of December 31, 2006, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Starlight Investments, LLC as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PMB Helin Donovan, LLP

Houston, Texas
January 10, 2007

PMB HELIN DONOVAN, LLP · A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

**SAN FRANCISCO, CALIFORNIA**
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

**ORANGE COUNTY, CALIFORNIA**
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

**AUSTIN, TEXAS**
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

**HOUSTON, TEXAS**
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

**STARLIGHT INVESTMENTS, LLC**
**Statement of Financial Condition**
**As of December 31, 2006**

## ASSETS

| | |
|---|---|
| Cash and cash equivalents | $ 32,156 |
| Accounts receivable | 9,743 |
| Prepaid expenses | 1,690 |
| Total current assets | $ 43,589 |
| Computer equipment, net of accumulated depreciation of $2,135 | 609 |
| **TOTAL ASSETS** | $ 44,198 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Current Liabilities | $ - |
| Total liabilities | - |
| Commitments and contingencies (Note 4) | - |
| Member's Equity | 44,198 |
| **TOTAL LIABILITIES AND MEMBER'S EQUITY** | $ 44,198 |

See notes to financial statements and independent auditors' report.

## STARLIGHT INVESTMENTS, LLC
### Statement of Operations
### For the Year Ended December 31, 2006

| | |
|---|---|
| Revenues | $ 678,685 |
| Expenses | |
| Commissions and consulting fees | 476,664 |
| General and administrative | 98,873 |
| Registration and license fees | 29,282 |
| Total expenses | 604,819 |
| **NET INCOME** | $ 73,866 |

See notes to financial statements and independent auditors' report.

**STARLIGHT INVESTMENTS, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2006**

| | Member's Capital | Retained Earnings | Total |
|---|---|---|---|
| Balance at December 31, 2005 | $ 73,600 | $ (62,464) | $ 11,136 |
| Member distributions | (29,402) | (11,402) | (40,804) |
| Net income | - | 73,866 | 73,866 |
| Balance at December 31, 2006 | $ 44,198 | $ - | $ 44,198 |

See notes to financial statements and independent auditors' report.

**STARLIGHT INVESTMENTS, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2006**

| | |
|---|---|
| **Cash flows from operating activities:** | |
| Net income | $ 73,866 |
| Adjustments to reconcile net income to net cash from operating activities: | |
| Depreciation | 915 |
| Changes in operating assets and liabilities: | |
| Increase in prepaid expenses | (1,690) |
| Increase in accounts receivable | (7,780) |
| Decrease in accrued expenses | (1,749) |
| Net cash flows from operating activities | 63,562 |
| **Cash flows from investing activities:** | |
| Member distributions | (40,804) |
| **Cash flows from financing activities** | - |
| Net increase in cash and cash equivalents | 22,758 |
| Cash and cash equivalents at beginning of year | 9,398 |
| **CASH AND CASH EQUIVALENTS AT END OF YEAR** | $ 32,156 |

**Supplemental Disclosures of Cash Flow Information:**

There was no cash paid for interest or income taxes.

See notes to financial statements and independent auditors' report.

**STARLIGHT INVESTMENTS, LLC**
**Notes to the Financial Statements**
**December 31, 2006**

## 1. Nature of Business

Starlight Investments, LLC (the "Company") was organized on November 30, 1999 as a Texas limited liability company. The Company is wholly-owned by its President, Bryan Emerson. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Security Dealers, Inc. ("NASD"). The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the SEC, and accordingly is exempt from the remaining provisions of that Rule.

## 2. Significant Accounting Policies

***Basis of Presentation and Use of Estimates***

These financial statement are presented on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

***Cash Equivalents***

For purposes of the statement of cash flows, the Company considers cash equivalents to represent short-term highly liquid investments which are readily convertible to cash and have maturities as of the date of purchase of three months or less.

***Computer Equipment***

Computer equipment is stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets of three to seven years.

***Revenue Recognition***

The Company recognizes revenues from commissions generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned.

***Concentration of Credit Risk***

Financial instruments that potentially subject the Company to credit risk include cash and accounts receivable from customers. Cash is deposited in demand accounts in federally insured domestic institutions to minimize risk. The Company's accounts receivable comprise amounts due on commissions and financial services fees. The Company does not require collateral or other security to support customer receivables. No allowance for doubtful accounts has been recorded at December 31, 2006, as the Company believes that its accounts receivable are fully collectible.

**2. Significant Accounting Policies (Continued)**

*Fair Value of Financial Instruments*

The carrying value of the Company's financial instruments, including cash and cash equivalents, accounts receivable, accounts payable and accrued expenses appropriate fair value due to the short term nature of these items.

*Income Taxes*

As a limited liability company, the Company is not recognized as a taxable entity for federal income tax purposes; therefore, no income tax expense has been recorded in the financial statements. Taxable income of the Company is recorded on the member's individual federal income tax return.

**3. Related Party Transactions**

The Company performs a broker/dealer service in connection with consulting and investment banking service agreements executed between Starlight Capital, Inc. ("Starlight Capital") and third party customers. Starlight Capital is also owned by the Company's President.

**4. Commitments and Contingencies**

*Lease Commitment*

The Company subleases office space from a tenant on a month-to-month basis at $550 per month.

*Litigation*

The Company may become involved in various claims and legal actions arising in the ordinary course of business. At December 31, 2006, the Company was not involved in any claim or legal action.

**5. Net Capital Requirements**

The Company is subject to the SEC uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2006, the Company had net capital, aggregate indebtedness and net capital requirements of $44,198, $0 and $5,000, respectively.

**6. Subordinated Liabilities**

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2006.

## 7. Omission of Certain Reports

A computation for determination of reserve requirements pursuant to Rule 15c3-3 as specified by Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of the SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

Schedule I

**STARLIGHT INVESTMENTS, LLC**
**Computation of Net Capital and Aggregate Indebtedness**
**Pursuant to Rule 15c3-1 of the Securities and Exchange Commission**
**For the Year Ended December 31, 2006**

| | |
|---|---|
| Total member's equity qualified for net capital | $ 44,198 |
| Deductions and/or charges | |
| Non-allowable assets: | |
| Accounts receivable | 9,743 |
| Fixed assets, net of accumulated depreciation of $2,135 | 609 |
| Prepaid expenses | 1,690 |
| Total deductions and/or charges | 12,042 |
| Net capital before haircuts on securities | 32,156 |
| Haircuts on securities | 15 |
| Net Capital | $ 32,141 |
| Aggregate indebtedness | |
| Accrued expenses | $ - |
| Total aggregate indebtedness | $ - |
| Computation of basic net capital requirement | |
| Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness) | $ 5,000 |
| Net capital in excess of minimum requirement | $ 27,141 |
| Ratio of aggregate indebtedness to net capital | 0.00% |

Note: The above computation does not differ from the computation of net capital under Rule 15c3-1 as of December 31, 2006 as reported by Starlight Investments, LLC on Form X-17A-5. Accordingly, no reconciliation is deemed necessary.

See notes to financial statements and independent auditors' report.

**PMB Helin Donovan**

CONSULTANTS & CERTIFIED PUBLIC ACCOUNTANTS
www.pmbhd.com

## INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Manager of Starlight Investments, LLC

In planning and performing our audit of the financial statements and supplemental schedule of Starlight Investments, LLC (the Company) for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

PMB HELIN DONOVAN, LLP • A MEMBER OF RUSSELL BEDFORD INTERNATIONAL

**SAN FRANCISCO, CALIFORNIA**
50 Francisco Street, Suite 120
San Francisco, CA 94133
tel (415) 399-1330
fax (415) 399-9212

**ORANGE COUNTY, CALIFORNIA**
18301 Von Karman Avenue, Suite 430
Irvine, CA 92612
tel (949) 724-9564
fax (949) 724-9860

**AUSTIN, TEXAS**
5918 West Courtyard, Suite 400
Austin, TX 78730
tel (512) 258-9670
fax (512) 258-5895

**HOUSTON, TEXAS**
5847 San Felipe, Suite 3210
Houston, TX 77057
tel (713) 426-3500
fax (713) 426-3553

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's objectives.

This report is intended solely for use of the Manager, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PMB Helin Donovan, LLP

Houston, Texas
January 10, 2007

END